SUB-ITEM 77K:  Changes in registrant's certifying accountant

Barrett Growth Fund

Due to reorganization of the Barrett Growth Fund (the “Fund”) into a series of Trust for Professional Managers (the “Trust), Tait, Weller & Baker LLP ("Tait") was dismissed as the independent registered public accounting firm for the Fund.  At a meeting held on January 18, 2010, the Board of Trustees of the Trust, upon recommendation of the Audit Committee, selected Cohen Fund Audit Services ("Cohen") to serve as the independent registered public accounting firm for the Fund for the fiscal period ending May 31, 2010.  During the fiscal years ended June 30, 2009 and June 30, 2008, Tait's audit reports on the financial statements of the Fund did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting, principles.  In addition, there were no disagreements between the Fund and Tait on accounting principles, financial statements disclosures or audit scope, which, if not resolved to the satisfaction of Tait, would have caused them to make reference to the disagreement in their reports.  Neither the Fund nor anyone on its behalf has consulted with Cohen at any time prior to their selection with respect to the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Fund's financial statements.